UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Windchime Health, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    March 1, 2017

Physical address of issuer
500 La Gonda Way, Suite 200, Danville, CA 94526

Website of issuer
https://www.windchimehealth.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
September 7, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$102,604	$0
Cash & Cash Equivalents	$66,804	$0
Accounts Receivable	$0	$0
Short-term Debt	$66,782	$0
Long-term Debt	$250,000	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0]	$0
Net Income	$(214,404)	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 12, 2018

Windchime Health, Inc.



Up to $1,070,000 of Crowd Notes

Windchime Health, Inc. ("Windchime", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 7, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by September 7, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 7, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.windchimehealth.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/windchime.health/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Windchime Health, Inc. is a Delaware C-Corporation, formed on March 1, 2017. The Company is located at 500 La Gonda Way, Suite 200, Danville, CA 94526.

The Company's website is https://www.windchimehealth.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/windchime.health/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Minimum investment amount per investor	$1,000
Offering deadline	September 7, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 9, 10, 12 and 15-17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company forecasts project 538% growth in 2020. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has limited cash and is being self-funded by the founders. In my opinion this equates to no more than 6 months of runway before the founders decide there isn't enough traction to keep supporting the company. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Joe Storm and Vivek Dhar. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The company is pre-revenue and is currently not charging their customers for the service. This is a risk as the company could see their churn rate increase as they begin charging customers should they not be able to deliver quality service.

The company's business model is similar to other incentive and rewards based businesses and could also conflict with larger incumbents of whom the dental practices rely on. Competitors like Groupon currently offer discounts and rewards, while Zocdoc and Lighthouse360 could effectively mirror the company's product offering and render the service useless as they are a core part of the dental practices scheduling services.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that the Company has incurred losses of approximately $214,404 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable operations of its flagship product, and its ability to generate positive operational cash flow.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser

should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $2,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $2,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $2,500,000 valuation cap, so you should not view the $2,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to [TBD]% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Dental practices have a costly reoccurring problem: cancellations and scheduling gaps prevent dental practices from realizing their true profit potential. In addition, dental practices need to spend money on marketing efforts to attract new patients, replacing those that are inevitably lost from year-to-year through general attrition.

Consumers expect to use technology to make informed decisions when shopping for services, but dentistry has lagged behind in offering patients this convenience. As a result, patients lack insights into costs before arriving at a dental office, and scheduling a block of time in the future for an appointment is a guessing exercise for many --one that often leads to cancellations.

Windchime solves these problems with an open marketplace that matches dental practices' needs to fill their empty chairs with a patient's desire for convenience and savings. Patients can see open dental appointments for last minute time slots at nearby dentists, and can book it on the spot (with a discount) with Windchime.

Already have a dentist? The Windchime Rewards system lets patients connect with their dentists to earn discounts and rewards for booking last minute appointment openings.

The Windchime marketplace and rewards platform has effectively created a win-win situation both for practices that need to improve their bottom lines and for patients that are increasingly going without dental insurance or just want more flexibility with their busy schedules.

Business Plan
Windchime is a rewards system and marketplace for dentists to post their open time slots and market them directly to both their existing patients and new ones.

Windchime Marketplace lets dentists use their open time slots to bring in new patients who are looking for savings with same day and next day appointments near their geographic location.
- Consumer benefit - Savings on dental care and near-immediate appointment times.
- Dental practice benefit - Potential new patients and avoidance of a costly open appointment time. Improved scheduling throughput and profit.

Windchime Rewards lets patients connect with their dentists to earn rewards for dental services and filling last minute appointment openings.
- Consumer benefit - Reward points that can be cashed in for savings on dental services or gifts.
- Dental practice benefit - Patient loyalty; improved scheduling, throughput, and profit.

The platform is a subscription-based SaaS that is billed at $249 per month and can pay for itself by filling even just one cancellation.

Windchime's target market is both uninsured individuals (over 40% of Americans lack dental insurance) seeking savings with their dental care and dental patients that want more flexibility with appointment scheduling and the ability to earn rewards.

The Company's Products and/or Services

Product / Service	Description	Current Market
SaaS Platform	Web-based dashboard for dental practices as well as a free mobile-based marketplace and communication app for dentists and their patients	Dental practices and their patients

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are dental patients and dental practices.

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.5% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $97,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Advertising	60%	60%	42%
Payroll	15%	15%	33%
Development	25%	25%	7%
Infrastructure and Services	0%	0%	2%
General Expenses	0%	0%	5%
Legal	0%	0%	4%
Conferences and Shows	0%	0%	3%
Agency Fees	0%	0%	4%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Joseph Storm	CEO	CEO, Windchime Health, Feb. 2016- present: manages the short and long term needs of the organization; leads fundraising efforts; strategy and corporate policy. CEO, Fusion Research, 2003 - present: manages the short and long term needs of the organization; leads fundraising efforts; strategy and corporate policy.

Vivek Dhar	CTO	CTO, Windchime Health, Feb. 2016- present: responsible for thought leadership and maintaining technical edge of Company; leads Company's engineering efforts. Founder, Wind & Fog, Sept. 2015-Present: Founder of digital design and development company, responsible for long term vision of Company

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,902,500	N/A	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	PremierCounsel LLP	$25,000	0%	N/A	N/A	None	None

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Joe Storm and Vivek Dhar.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Joe Storm	Common Stock	31.05%
Vivek Dhar	Common Stock	27.05%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Established on March 1, 2017, Windchime Health Inc. ("the Company") uses its SaaS web-based dashboard to help dental practices create an online presence. This platform allows offices the ability to detail their offerings and specials, as well as any cancellations or openings. The platform also ties into a mobile based marketplace and communication app that supports real-time booking transactions as well as immediate notifications of available openings. The Company officially launched its product January 15, 2018 to the San Francisco area.

As of December 31, 2017, the Company has a net operating loss carryforward of approximately $214,404. It may be able to use such loss to reduce future federal taxable income which begins to expire in the year 2037. The translates to a valuation allowance of $214,404.

The Company is based out of Danville, California and was organized as a corporation in the state of Delaware.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $200 in cash on hand as of June 1, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
As of December 31, 2017, the Company has not commenced operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	March 2017	Regulation D, 506(b)	Convertible Debt	$250,000	Product Development, Sales and Marketing

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the purchase price of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $2,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company

issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The company currently has one convertible note payable outstanding in the amount of $25,000 issued to one of the Company's officers. The note bears 6% interest annually and matures in two years on May 1, 2019. The note will automatically convert to shares of preferred stock if a qualified financing takes place. The conversion price will be 80% of the price per share paid by investors during the financing.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Joe Storm
_____
(Signature)

Joe Storm
_____
(Name)

Principal executive officer, principal financial officer, principal accounting officer, and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Joe Storm
_____
(Signature)

Joe Storm
_____
(Name)

Director
_____
(Title)

7/12/18
_____
(Date)

/s/Vivek Dhar
_____
(Signature)

Vivek Dhar
_____
(Name)

Director
_____
(Title)

7/12/18
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Windchime Health Inc.

A Delaware Corporation

Financial Statements (unaudited) and

Independent Accountants' Review Report

For March 1, 2017 (Inception) to December 31, 2017

WINDCHIME HEALTH INC.

Table of Contents

Independent Accountants' Review Report	1
Financial Statements	
Balance Sheet - December 31, 2017	2
Statement of Operations - March 1, 2017 (inception) to December 31, 2017	3
Statement of Shareholder's Equity (Deficit)- March 1, 2017 (inception) to December 31, 2017	4
Statement of Cash Flows - March 1, 2017 (inception) to December 31, 2017	5
Notes to Financial Statements	6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

**802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163**

**P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com**

To Management of Windchime Health Inc.
500 LA Gonda Way, Suite 200
Danville, California 94526

We have reviewed the accompanying financial statements of Windchime Health Inc. ("the Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations and changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, Windchime Health Inc. relies heavily on outside sources of funding, has significant accumulated deficits, and has not yet begun operations. Accordingly, substantial doubt is raised about Windchime Health Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

May 31, 2018


Windchime Health Inc.

Balance Sheet

As of December 31, 2017

(unaudited)


ASSETS

		2017
Current assets:		
Cash and cash equivalents	$	66,804
Total current assets		66,804
Intangible Assets		35,800
Total assets	$	102,604

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	66,782
Total current liabilities		66,782
Convertible Notes Payable		250,000
Total liabilities		316,782
Commitments and contingencies		-
Stockholder's Equity:		
Common stock, $.0001 par value, 10,000,000 shares authorized, 2,262,500 issued and outstanding as of December 31, 2017		226
Additional Paid-in Capital		-
Accumulated deficit		(214,404)
Total stockholder's equity		(214,178)
Total liabilities and stockholder's equity	$	102,604

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

Windchime Health Inc.
Statement of Operations
For March 1, 2017 (inception) to December 31, 2017
(unaudited)

		2017
Sales, net	$	-
Cost of sales		-
Gross margin		-
Expenses:		
General and administrative		22,095
Professional fees		155,567
Advertising expenses		36,742
Total operating expenses		214,404
Net income (loss)	$	(214,404)
Loss per share - Basic & Diluted	$	(0.08)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Windchime Health Inc.
Statement of Shareholder's Equity (Deficit)
For March 1, 2017 (inception) to December 31, 2017
(unaudited)

	Common Stock		Additional Paid	Accumulated	Total Stockholder's
	Units	Amount	in Capital	Deficit	Equity
Balance - March 1, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Shares issued for cash	2,490,000	249	-		249
Cancellation of shares	(227,500)	(23)	-		(23)
Net Loss				(214,404)	(214,404)
Balance - December 31, 2017	**2,262,500**	**$ 226**	**-**	**(214,404)**	**(214,178)**

4

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

Windchime Health Inc.

Statement of Cash Flows

For March 1, 2017 (inception) to December 31, 2017

(unaudited)

	2017
Cash flows from operating activities:	
Net income (loss)	$ (214,404)
Change in assets and liabilities	
Accounts payable and accrued expenses	66,782
Net cash provided by (used in) operating activities	(147,622)
Cash flows from investing activities:	
Development of software	(35,800)
Net cash used by investing activities	(35,800)
Cash flows from financing activities:	
Proceeds from sale of stock	226
Proceeds from convertible debt	250,000
Net cash provided by (used in) financing activities	250,226
Net increase (decrease) in cash	66,804
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 66,804
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Taxes	$ -

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Established on March 1, 2017, Windchime Health Inc. ("the Company") uses it's SaaS web-based dashboard to help dental practices create an online presence. This platform allows offices the ability to detail their offerings and specials, as well as any cancellations or openings. The platform also ties into a mobile based marketplace and communication app that supports real-time booking transactions as well as immediate notifications of available openings.

The Company is based out of Danville, California and was organized as a corporation in the state of Delaware.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the year ended December 31, 2017, the Company recognized $36,742 in advertising, marketing and promotional costs, recorded in advertising expenses.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Intangible Assets

Intangible assets are comprised of software development costs, which are amortized over the estimated useful live of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2017.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all year's subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the State of California. There have been no tax returns filed as of yet.

The Company currently has a tax net operating loss (NOL) of $214,404 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Net Income (Loss) Per Common Share

Basic earnings per unit is computed using the weighted-average number of shares outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit. As of December 31, 2017, no potentially dilutive instruments were outstanding

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

As of December 31, 2017, no stock based compensation was owed or paid to employees or officers.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that at times may exceed federal insured limits.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses of approximately $214,404 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable operations of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible are comprised of software costs of $35,800 and since the software is not yet in use no amortization has been taken as of December 31, 2017.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

The company currently has ten convertible notes payable outstanding in the amount of $25,000 each totaling $250,000 as of December 31, 2017. One of the notes is from a related party. See note seven for details. The notes bear 6% interest annually and mature two years after issuance. Eight of which will mature on May 1, 2019 and two maturing on December 15, 2019. The notes will automatically convert to shares of preferred stock if a qualified financing takes place. The conversion price will be 80% of the price per share paid by investors during the financing. As of December 31, 2017, accrued interest for the notes was $7,123.

NOTE 5 – INCOME TAXES

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). Due to uncertainty, as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	December 31, 2017	
Statutory federal income tax rate	21	%
State income taxes, net of federal taxes	8.84	%
Valuation allowance	(29.84)	%
Effective income tax rate	-	%

As of December 31, 2017, the Company has a net operating loss carryforward of approximately $214,404 to reduce future federal taxable income which begins to expire in the year 2037. The translates to a valuation allowance of $214,404.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All the Company's open tax years beginning in tax year 2017 are subject to federal and state tax examinations.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company currently has one convertible note payable outstanding in the amount of $25,000 issued to one of the Company's officers. The note bears 6% interest annually and matures in two years on May 1, 2019. The note will automatically convert to shares of preferred stock if a qualified financing takes place. The conversion price will be 80% of the price per share paid by investors during the financing.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 31, 2018, the day these financial statements were available to be issued. No material subsequent events noted.

EXHIBIT C
PDF of SI Website



Invest in Windchime Health

Windchime is a SaaS solution for dentists to fill their cancellations and openings.

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$1,000	**$3,500,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Windchime Health is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Windchime Health without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Platform successfully launched in San Francisco in January 2018

> 23 dental practices signed with no sales team and limited marketing budget; over 2,000 app deployments since launch.

> Unique platform to address excess capacity issue in $134 billion dental industry.

> Third successful healthcare startup for CEO, experienced team who have worked together at two previous startups

> Investors include Mike Gregoire CEO of CA Technologies and member of World Economic Forum

Fundraise Highlights

> Total Round Size: US $1,250,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note

> Valuation Cap: US $3,500,000

> Target Minimum Raise Amount: US $500,000

> Offering Type: Side by Side Offering

Windchime saves patients money on dental care and fills dentists' schedules in one seamless platform.

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Dental practices have a costly reoccurring problem: cancellations and scheduling gaps prevent dental practices from realizing their true profit potential. In addition, dental practices need to spend money on marketing efforts to attract new patients, replacing those that are inevitably lost from year-to-year through general attrition.

Consumers expect to use technology to make informed decisions when shopping for services, but dentistry has lagged behind in offering patients this convenience. As a result, patients lack insights into costs before arriving at a dental office, and scheduling a block of time in the future for an appointment is a guessing exercise for many --one that often leads to cancellations.

Windchime solves these problems with an open marketplace that matches dental practices' needs to fill their empty chairs with a patient's desire for convenience and savings. Patients can see open dental appointments for last minute time slots at nearby dentists, and can book it on the spot (with a discount) with Windchime.

Already have a dentist? The Windchime Rewards system lets patients connect with their dentists to earn discounts and rewards for booking last minute appointment openings.

The Windchime marketplace and rewards platform has effectively created a win-win situation both for practices that need to improve their bottom lines and for patients that are increasingly going without dental insurance or just want more flexibility with their busy schedules.

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Product & Service

Windchime is a rewards system and marketplace for dentists to post their open time slots and market them directly to both their existing patients and new ones.

Windchime Marketplace lets dentists use their open time slots to bring in new patients who are looking for savings with same day and next day appointments near their geographic location.

- **Consumer benefit -** Savings on dental care and near-immediate appointment times.
- **Dental practice benefit -** Potential new patients and avoidance of a costly open appointment time. Improved scheduling throughput and profit.

Windchime Rewards lets patients connect with their dentists to earn rewards for dental services and filling last minute appointment openings.

- **Consumer benefit -** Reward points that can be cashed in for savings on dental services or gifts.
- **Dental practice benefit -** Patient loyalty; improved scheduling, throughput, and profit.

The platform is a subscription-based SaaS that is billed at **$249 per month** and can pay for itself by filling even just one cancellation.

Windchime's target market is both uninsured individuals (**over 40% of Americans lack dental insurance**) seeking savings with their dental care and dental patients that want more flexibility with appointment scheduling and the ability to earn rewards.

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Dentistry on your terms

Windchime has a free mobile app.

Team Story

Good friends Joseph Storm and successful dentist Steve Schwarcz had long discussed the business side of dentistry and the tremendous over-capactiy that exists in almost all dental practices. Over time they realized the growing problem for consumers losing dental insurance coverage and the inability to effectively shop for dental care, especially as more and more people are paying directly out of pocket for services.

Exacerbating these problems are the standard punitive fees that dental practices charge patients who miss appointments, jeopardizing patient loyalty in an effort to make up for costly scheduling gaps. With the downward trend on dentist's income and need for consumers to find affordable, convenient services, they knew the time was perfect to disrupt the way people seek dental care.

Founders and Officers



Joseph Storm
CEO & CO-FOUNDER

With over 30 years experience working with start-ups and young companies, Windchime CEO and Co-founder Joseph Storm is a veteran in the healthcare space. He has extensive experience in raising capital, building a management team, working with investors, and problem solving the many obstacles that plague early stage companies. He has had multiple successful exits (acquisitions) while his last venture continues to thrive.



Vivek Dhar
CTO & CO-FOUNDER

Windchime CTO and Co-founder Vivek Dhar has worked in multiple business verticals like healthcare, energy, retail, and e-commerce in the last 18 years. His experience in building solutions and managing teams for companies and clients across the globe of varying sizes has given him valuable insights into the unique needs of early-stage companies.

Would you like to connect with the Windchime Health's team?   **YES**   NO

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Geoff Fleming

Vice President, Operations

Q&A with the Founder

Q: Please detail your product/platform and its key use case.

Windchime Health: The Windchime platform is SaaS based and comprised a web-based dashboard for the dental practice to create their online presence, detail their offerings and specials, as well as input any cancellations or openings. The dashboard is also a CRM portal and a communications tool with the marketplace and patient rewards program. Windchime also ties into a mobile based marketplace and communication app that is free for both new patients and the practice's current patient group. The app supports real-time booking transactions as well as immediate notifications of available openings.

Q: Can you summarize your business and business model?

Windchime Health: We are a B2B SaaS platform, which charges dental practices a subscription fee of $250 per month to gain access to the local marketplace as well as manage their own practice rewards/incentive program. ROI is very high as only filling one simple hygiene appointment would pay for a month's service.

Q: What do you view as your market opportunity?

Windchime Health:

The total dental marketplace in the U.S. exceeds $130 billion per year and the direct out-of-pocket spending by consumers is over $60 billion per year.

Q: What is your typical user profile?

Windchime Health: For consumers we believe both the uninsured for savings and the insured for finding a new dentist would have application for a service like ours. On the provider side any individual practice could greatly benefit from better efficiency and increased patient throughput. A case could also be made for corporate practices in the future.

Q: What is your customer acquisition strategy?

Windchime Health: We plan on acquiring dental practices through direct sales, calling on dentists, attending local society shows and working with various consultants who call on the dental industry.

Q: What is your monthly recurring revenue (MRR)?

Windchime Health: We technically are still pre-revenue as we have deferred charging our signed practices until we are properly staffed and can support the marketplace with a proper marketing budget.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,250,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000
Maximum Raise Amount:	US $1,250,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,500,000
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Closing conditions:	While Windchime Health has set an overall target minimum of US $500,000 for the round, Windchime Health must raise at least US $1,070,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Windchime Health's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

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If Minimum Amount Is Raised



● Staffing   ● Product development   ● Sales and Marketing

If Maximum Amount Is Raised



● Staffing   ● Product Development   ● Sales and Marketing
● Infrastructure and Services   ● General Expenses   ● Legal
● Conferences and Shows   ● Agency Fees

Investor Perks

$1,000

- Quarterly email updates about Windchime's progress.

$50,000 (Dentist Only Special)

- If you are a practicing dentist or practice owner, you will receive free **lifetime** access to Windchime for your practice.

$100,000

- Access to one of two investor events in Fall 2018, hosted at an exclusive winery in Napa / Sonoma.

$250,000

- Access to one of two investor events in Fall 2018, hosted at an exclusive winery in Napa / Sonoma.

- Airfare to event.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Windchime Health's prior rounds by year.

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This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $250,000
Closed Date	Dec 15, 2017
Security Type	Convertible Note
Valuation Cap	US $2,500,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Established on March 1, 2017, Windchime Health Inc. ("the Company") uses its SaaS web-based dashboard to help dental practices create an online presence. This platform allows offices the ability to detail their offerings and specials, as well as any cancellations or openings. The platform also ties into a mobile based marketplace and communication app that supports real-time booking transactions as well as immediate notifications of available openings. The Company officially launched its product January 15, 2018 to the San Francisco area.

As of December 31, 2017, the Company has a net operating loss carryforward of approximately $214,404. It may be able to use such loss to reduce future federal taxable income which begins to expire in the year 2037. The translates to a valuation allowance of $214,404.

The Company is based out of Danville, California and was organized as a corporation in the state of Delaware.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $200 in cash on hand as of June 1, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

As of December 31, 2017, the Company has not commenced operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape



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Dental Market in the U.S.

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There are over 114,000 dental practices in the U.S. and the vast majority suffer from last minute cancellations and opening in their schedules, which directly affects their efficiency and profit. Of the $130 billion spent on dentistry each year, over $60 billion is spent directly out of pocket by consumers. Over 40% of Americans no longer have dental insurance coverage and this is set to rise as more employers drop coverage due to the rising cost of general health insurance.

The dental market is in transition. There is much more capacity in dentistry than demand, as many consumers are deferring treatment due to high costs. This has caused a decline in dentist's income and challenges young practices especially, as they struggle to turn a profit. The deferred demand from consumers combined with the excess capacity for most dental practices has created a significant opportunity for a solution to allow these two groups to benefit from working together.

Windchime has created a unique platform that allows the dental practice to better manage their excess capacity by better managing the dentist's current patients as well as attracting new patients through the Windchime marketplace.

Risks and Disclosures

The Company forecasts project 538% growth in 2020. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has limited cash and is being self-funded by the founders. In my opinion this equates to no more than 6 months of runway before the founders decide there isn't enough traction to keep supporting the company. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Joe Storm and Vivek Dhar. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The company is pre-revenue and is currently not charging their customers for the service. This is a risk as the company could see their churn rate increase as they begin charging customers should they not be able to deliver quality service.

The company's business model is similar to other incentive and rewards based businesses and could also conflict with larger incumbents of whom the dental practices rely on. Competitors like Groupon currently offer discounts and rewards, while Zocdoc and Lighthouse360 could effectively mirror the company's product offering and render the service useless as they are a core part of the dental practices scheduling services.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that the Company has incurred losses of approximately $214,404 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable operations of its flagship product, and its ability to generate positive operational cash flow.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Windchime Health

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Windchime Health. Once Windchime Health accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Windchime Health in exchange for your securities. At that point, you will be a proud owner in Windchime Health.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Windchime Health has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Windchime Health does not plan to list these securities on a national exchange or another secondary market. At some point Windchime Health may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Windchime Health either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Windchime Health's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Windchime Health's Form C. The Form C includes important details about Windchime Health's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU

EXHIBIT D

Investor Deck


Windchime
Sort by Discount
Find near Current Location
FILTERS
Bay Dental
San Francisco, 1.85 miles
40% OFF
TODAY
Bridge Dentistry
San Francisco, 2.15 miles
30% OFF
TOMORROW
Find
Prices
Booked
Profile

Disclaimer

This presentation contains offering materials prepared solely by Windchime Health without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Windchime
SEE YOUR DENTIST
GET REWARDED
Sort by Discount
Find near Current Location
FILTERS
Bay Dental
San Francisco, 1.85 miles
40% OFF
TODAY
Bridge Dentistry
San Francisco, 2.15 miles
30% OFF
TOMORROW
Find
Prices
Booked
Profile

Windchime is a rewards system and marketplace used by dental practices for scheduling efficiency.

- A unique SaaS platform
- Offers patients convenience and savings
- Removes dental practices' costly scheduling gaps





BIGGEST BUSINESS PROBLEMS FOR DENTISTS

- Scheduling gaps limit patient throughput
- Cancellations and no shows
- Patient attrition 15% on average





GROWING PROBLEMS FOR PATIENTS

- Lack of dental insurance becoming the norm
- 40%+ uninsured & set to grow significantly
- Large variance of pricing between dental practices
- No effective way to shop for dentistry





One solution
solving problems for both

WINDCHIME
REWARDS

WINDCHIME
MARKETPLACE

A SaaS Product



Dental Practices
offer rewards on our
web-based platform



Consumers can view
offers and book on the
spot to earn rewards



2 WAYS WINDCHIME FILLS GAPS



Dental Practice
Patients
Open time slot
Available on Marketplace
Time slot filled
New patient books slot
1
Open time slot
Connected patients notified with reward incentive
Time slot filled
Patient books slot and earns rewards points
2

WINDCHIME REWARDS

- Motivates patients to fill open slots
- Allows patients to build points over time*
- Allows dentists to target patients with unique offerings*



*Available in version 2.0, launching Fall 2018

4:21
Monday, March 12
Windchime now
Bridge Dental has a 2PM appointment with $50 gift card. Swipe for details!
slide to unlock
YOUR REWARDS
POINTS TOTAL
240
Points needed for next reward: 60!

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.



WINDCHIME MARKETPLACE

- Shop for dentistry
- Books same and next day appointments on the spot
- Request an appointment
- Real-time booking





FIND A DENTIST
Sort by Distance
Find near Current Location
Filters
$59
$99
Bay Dental
1.85 miles · San Francisco
VIEW
$79
$99
Bridge Dentistry
San Francisco, 2.15 miles
VIEW
$89
Bridge Dental
FREE Exam
$59 Exam + X-Rays
$79 Exam + X-Ray + Cleaning
1PM
BOOK
REQUEST

Version 1.0, LAUNCHED.

ROI ON SERVICE TO PRACTICES

Hygienist Slots

Filling just 1 cleaning can bring in $200 - $400 to the practice.

A single slot filled in a 30 day period pays for the entire month's service

Dentist Slots

A slot filled for the dentist can range from $300 to $3,000 or more.

Creating a compelling reward program can have amazing returns in profit

CONSUMER BENEFITS

New Patients

Shop for dentists and compare offers and prices.

Get access to last minute appointments.

Existing Patients

Earn rewards for dental visits.

Get access to last minute appointments.

UNIFIED WEB INTERFACE FOR DENTISTS



NEXT DAY
Jun 20th, Wednesday
SELECT AN OPENING FOR WEDNESDAY
2 PM
Booking confirmed
2:30 PM
Open slot; not currently booked

Cole Valley Dental
EDIT
Insurance & Options
EDIT
Office Hours
EDIT
Specials
EDIT
Practice Images
EDIT
Staff Profiles
EDIT
Discounts & Prices
EDIT
Services Offered
EDIT

LEADS
Calls & Requests
Geoff has requested an appointment. Call them at 4155551212.
Request received at 11:11 AM on June 14th, 2018
NEW
PENDING
COMPLETE
Vivek has requested an appointment. Call them at 9165551212.
Request received at 9:14 AM on June 13th, 2018
NEW
PENDING
COMPLETE
Joe has requested an appointment. Call them at 9255551212.
Request received at 3:19 PM on June 12th, 2018
NEW
PENDING
COMPLETE
Eddie Bast has requested an appointment. Call them at 3141592653.
Request received at 5:33 PM on June 11th, 2018
NEW
PENDING
COMPLETE



MARKET OPPORTUNITY

Focus on SF Bay Area for the first 12 months

6,000 dental practices

Cash flow positive in a year

TAM
114,500 dental offices doing **$129M**

SAM
45,000 offices with flat to dropping income

SOM
16,000 offices we believe we will reach by **2022**

SOM and cash flow statement reflect management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

REVENUE MODEL

WINDCHIME
REWARDS
(managing existing patients)

WINDCHIME
MARKETPLACE
(new patients)

$249.95
Monthly Subscription
Paid by dentist

5 YEAR PLAN
Cash flow positive in 12 months

	2018	2019	2020	2021	2022
Revenue	$ 120,000	$ 1,500,000	$ 9,500,000	$ 28,000,000	$ 56,000,000
# of Providers	180	750	2,950	8,100	16,000
EBITDA	$ (383,309)	$ 205,000	$ 3,880,000	$ 16,500,000	$ 33,200,000

The break even point should come at between 375-400 practices signed

Assumptions
Provider Network increase from 20 to 350
Conversion rate increase from .5% to 2%
Capital investment of $750k will get us cash flow positive within 12 months
Will be seeking an additional $3M investment mid 2019

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



TRACTION SO FAR

January 15th - April 15th, 2018

DENTISTS

23 Practices

under contract

the SF Bay Area

(additional 10+ in setup)

Without salesforce

CONSUMERS

2K mobile installs

on Android and iOS

Based on a

$7K total budget

Approximately 90 days effort since launch in San Francisco

FUNDING

Seeking
Convertible debt note

Previous Round: $250k
$80K from founders
Convertible debt note





KEY COMPETITION

We believe no one is addressing the excess capacity problem through incentive programs

Zocdoc

- Established startup allowing online scheduling for patients
- Passive system - zero incentive- only convenience
- Low penetration for dentists in Western States



Demandforce   Lighthouse

- Both well established in dental field
- Communication tools for the dental practice
- Patient appointment reminder only

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

EXIT POSSIBILITIES

Large dental service companies

Insurance companies

Large dental software companies

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



BOARD OF ADVISORS



Mike Gregoire
CEO at CA Technologies
Member of World Economic Forum
Windchime Investor
Advising on strategic partners



Bruce Meyer
Partner, Ernst & Young
Windchime Investor
Advising forecasting & budgets



Mike Westhusing
Retired CEO, Santa Cruz Nutritionals
Windchime Investor
Advising on direct to consumer strategies



Marc Chhina
Dentist, Multi-Practice Owner
Windchime Investor
Advising on dental perspective

MANAGEMENT TEAM



Joseph Storm
Co-founder & CEO

- 3 previous successful startups
- 2 exits & 1 still running
- Raised venture capital
- Healthcare a specialty



Vivek Dhar
Co-founder & CTO

- Multiple startup experiences
- Have all worked together before
- Terrific varied skill sets



Geoff Fleming
VP, Operations

EXHIBIT E

Video Transcript

Video Transcript: WindChime Health

https://www.youtube.com/watch?v=pKvmFCMZjwU

00:03 There are over 100,000 dental practices in the United States, but there is a problem for dentists and consumers … and it's getting worse. For dental practices, cancellations, scheduling gaps, and patient attrition make staying profitable a challenge, and there are no good solutions to address these problems.

00:25 Consumers expect to use technology to make informed decisions when shopping for services, but dentistry has lagged behind in offering patients this convenience. WindChime solves these two problems with one elegant platform.

00:40 Through the WindChime platform, dental offices market they're open appointments, use rewards to build patient loyalty, and drive bookings, all on the WindChime platform for a more efficient and profitable practice. Consumers use WindChime to access the convenience of last-minute appointments and save money when they book on the spot.

01:06 Whether they're shopping for a new dentist or just want to connect with their current one, WindChime lets them save time, money, and earn rewards. WindChime is for busy professionals, families, students, urgent care needs, travelers, even the uninsured.

01:26 WindChime: See your dentist. Get rewarded.

Windchime Ad #1
[No voiceover]
[Music]

On Screen Text reads: Has it been a while since you were back in the spotlight? Windchime. Same day and next day Dental appointments. Getwindchime.com

Windchime Ad #2
[No voiceover]
[Music]

On Screen Text reads: Going to the dentist should be on your terms and paying for health teeth shouldn't be painful. Windchime. It's time you meet Windchime. Getwindchime.com

Windchime Ad #3

[No voiceover]

[Music]

On Screen Text reads: Happy with your smile? You can be. It starts with a dentist appointment. Windchime. Save on same and next day appointments. Getwindchime.com

Windchime Ad #4

[No voiceover]

[Music]

On Screen Text reads: You feel that? That's a message. You better listen. Windchime. Save on same and next day appointments.

Windchime Ad #5

[No voiceover]

[Music]

On Screen Text reads: New Year. New Smile. Windchime. Book a dental appointment for today or tomorrow and save big.

Windchime Ad #6

[No voiceover]

[Music]

On Screen Text reads: Got your dentist bill? Surprised? If only there was a way to know before you go. Now there is. Windchime. Getwindchime.com

Windchime Ad #7

[No voiceover]

[Music]

On Screen Text reads: Some smiles require more maintenance than others, but are no less beautiful. Windchime. Book a dental appointment for today or tomorrow and save.

Windchime Ad #8

[No voiceover]

[Music]

On Screen Text reads: Are you a dentist? Need new patients? We know where to find them. Windchime. The mobile app that is changing how dentists find new patients.

Windchime Ad #9
[No voiceover]
[Music]

On Screen Text reads: Guess what we got you for Christmas? A dentist appointment.! Windchime. Save big on same and next day dental appointments. Getwindchime.com